C21 Investments completes acquisition of Lands, Buildings and
Improvements at 24700 S. Mulino Road, Canby, Oregon

Not for distribution to U.S. newswire services or for dissemination in the U.S.

VANCOUVER, May 14, 2019 – C21 Investments Inc. ("C21 Investments" or the "Company") (CSE: CXXI) today announced that it has completed the acquisition of the lands, buildings and improvements leased by its subsidiary Eco Firma Farms, LLC and located at 24700 S. Mulino Road, Canby, Oregon.

In consideration for the acquisition, the Company assumed a first mortgage balance of approximately US$511,000 and issued 3,983,886 common shares of the Company (each, a "C21 Share") at the deemed issue price of US$0.825 per C21 Share. The C21 Shares were issued subject to escrow for release in four consecutive monthly instalments of 25% each commencing on September 14, 2019.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and, accordingly, may not be offered or sold within the United States, or to or for the account or benefit of persons in the United States or "U.S. Persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About C21 Investments
C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, and Phantom Farms, Eco Firma Farms, and Pure Green in Oregon. The Company has a definitive agreement to acquire Swell Companies in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. These developments are expected to add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Dave Goad
S2C Inc.	Investor Relations
david@strategy2communications.com	dgoad@cxxi.ca
+1 416 727-1858	+1 833 BUY-CXXI (289-2994)

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) C21 Investments’ acquisition strategy; (ii) the Company’s expansion strategy and operations; (iii) the impact of the acquisitions on the Company's ability to compete and grow revenue and EBITDA.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the inability to finance and complete announced acquisitions, the failure to obtain necessary regulatory approvals to upgrade and expand the acquired business as planned, failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 operates, inadequate capital requirements, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.